UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On March 4, 2022, Fujian Happiness Biotech Co., Limited, (“Happiness Fujian”) a limited liability company organized under the laws of the PRC and a wholly-owned indirect subsidiary of Happiness Development Group Limited (the “Company”), entered into a certain equity transfer agreement (the “Agreement”) with the equity owners (the “Sellers”) of Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”) for the purchase of 100% of the equity interest of Hekangyuan (the “Equity Interests”). The parties agreed that the valuation of all the equity interests of Hekangyuan is $12 million. The total consideration to be paid for the Equity Interests are $8 million in cash and 10 million Class A ordinary shares of the Company (the “Shares”) to be issued to the Sellers or their respective appointees. The Company will issue the Shares in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder. The closing of the transaction shall take place after all necessary consents and regulatory approvals have been obtained.

Hekangyuan is a private company incorporated in the PRC with its principal business engaged in distribution of healthcare products in Fuzhou, China. Upon the completion of the proposed acquisition, Hekangyuan will become a wholly owned subsidiary of Happiness Fujian and an indirect subsidiary of the Company.

According to the Agreement, in the event that the aggregate net profits of Hekangyuan in the next three fiscal years are less than $4.5 million, than the Company has the right to request the Sellers to purchase back the Equity Interests at the price $12 million in cash.

The description of the Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which is filed herewith as Exhibit 4.1, and incorporated herein by reference.

The audited financial statements of Hekangyuan and the unaudited pro forma financial information of the Company after giving effect to the consummation of the acquisition of Hekangyuan are also filed herewith as Exhibits 99.1 and 99.2.

Exhibits

Exhibit No.	Description
4.1	Equity Transfer Agreement, dated March 4, 2022, by and between the Sellers, Happiness Fujian, Hekangyuan and the Company
23.1	Consent of Beijing Huahao Certified Public Accountants General Partnership
99.1	Fuzhou Hekangyuan Trading Co., Ltd.’s audited Financial Statements
99.2	Happiness Development Group Limited Unaudited Pro Forma Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: March 7, 2022	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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